UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2022 Commission File Number: 001-36363
TARENA INTERNATIONAL, INC.

6/F, No. 1 Andingmenwai Street,

Litchi Tower, Chaoyang District,

Beijing 100011, People’s Republic of China

Tel: +86 10 6213-5687

1/F, Block A, Training Building,

65 Kejiyuan Road, Baiyang Jie Dao,

Economic Development District,

Hangzhou 310000, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Tarena Announces Resignation of Chief Financial Officer

On June 30, 2022, Tarena International, Inc. (Nasdaq: TEDU) (the “Company”), a leading provider of adult professional education and childhood & adolescent quality education services in China, announced that Mr. Kelvin Wing Kee Lau, the chief financial officer (“CFO”) of the Company, has decided to resign from the CFO position for personal reasons, effective July 31, 2022. Mr. Lau’s resignation is not due to any disagreement with the Company. The Company is in discussion with possible candidates for the position, and Ms. Ying Sun, the chief executive officer of the Company, will serve as the acting CFO until a permanent replacement is found.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARENA INTERNATIONAL, INC.

	By:	/s/ Ying Sun
	Name:	Ying Sun
	Title:	Chief Executive Officer

Date: June 30, 2022